UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Smith, Douglas G.
   3 Bethesda Metro Center, Ste. 400
   Bethesda, MD  20814
2. Date of Event Requiring Statement (Month/Day/Year)
   2/25/2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VoiceStream Wireless Corporation (1)
   VSTR
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |(2)                   |D               |(3)                                            |
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Common Stock                               |(2)                   |I               |By Avance Capital (4)                          |
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Common Stock                               |(2)                   |I               |By Avance Capital II (4)                       |
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Common Stock                               |(2)                   |I               |By Avance Capital III (4)                      |
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Common Stock                               |(2)                   |I               |By children (5)                                |
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Common Stock                               |(2)                   |I               |By Family Trust                                |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Stock Option - Right to |2/25/2001|06/21/200|Common Stock           |(6)      |(6)       |D            |                           |
Buy                     |         |9        |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. On February 25, 2000, VoiceStream Wireless Corporation, a Washington corporation ("VS Washington"), merged with a wholly-owned subsidiary of VoiceStream Wireless Holding Corporation, which is a Delaware corporation that was itself wholly owned by VS Washington, and its shares were exchanged for shares of VoiceStream Wireless Holding Corporation on a one for one basis.
 Immediately after the transaction, VoiceStream Wireless Holding Corporation changed its name to VoiceStream Wireless Corporation ("VS
Delaware").
2. The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such
election does not become final until a later date so the number is not determinable at this time.
3. Of the total shares owned directly by Mr. Smith, some shares are still in a blind trust over which Mr. Smith has no investment power.
4. Mr. Smith is the Sole Proprietor of Avance Capital, Avance Capital II and Avance Capital III which holds such shares. Mr. Smith has sole voting power and investment power except with respect to the shares held in a blind trust for which he has no investment power.
5. The shares are held for the benefit of Mr. Smiths children. Mr. Smith has shared voting power with respect to these shares.
6. The number of shares and grant price of the option held by the reporting person is based on a conversion formula in connection with the merger between Omnipoint Corporation and
VoiceStream Wireless Corporation. Such election does not become final until a later date so the number and price are not determinable at this time. SIGNATURE OF REPORTING PERSON
/s/ Douglas G. Smith
DATE
2/24/2000